Mail Stop 6010

July 3, 2006

<u>Via U.S. Mail and Facsimile to (217) 228-8260</u>

Helen W. Cornell
Chief Financial Officer
Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, IL 62305

      Re: **Gardner Denver, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2005
             Filed March 15, 2006
             File No. 001-13215

Dear Ms. Cornell:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year-Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Operations, page 17

Non-GAAP Financial Measures, page 17

1.   We note various non-GAAP financial measures which have been presented in your MD&A and have not been properly identified, disclosed and reconciled, including non-GAAP gross margin excluding depreciation and amortization and non-GAAP operating margin excluding the gain on sale of a distribution facility. Under Item 10(e)(1)(i) of Regulation S-K, you must accompany each non-GAAP financial measure with the following:

·   A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);
·   A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
·   A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and
·   To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

This applies to every amount that you present as a non-GAAP measure including per share amounts and percentages. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons should address each of the adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. You should include the required disclosures for each non-GAAP measure you present. Please revise future filings to comply and provide us with a sample of your proposed disclosure.

2.   While there is no *per se* prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

·   the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
·   the economic substance behind management's decision to use such a measure;
·   the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
·   the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
·   the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings as necessary to comply.

Contractual Obligations and Commitments, page 26

3.   Item 303(a)(5) of Regulation S-K requires the disclosure, in a tabular format, of your known contractual obligations with respect to each of the items identified in the Item, including other long-term liabilities reflected on your balance sheet under GAAP. We note your current table only discloses "significant fixed and determinable contractual obligations" and appears to omit disclosure of pension and other postretirement liabilities, deferred income taxes and interest on debt arrangements. Please note that you may accompany the table with footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and

amount of your obligations. Please revise future filings to provide the disclosures required by Item 303(a)(5), or tell us how your current presentation complies.

Item 8. Financial Statements and Supplementary Data, page 32

Consolidated Statements of Operations, page 35

4.   We note the presentation of cost of sales excluding the expenses related to depreciation and amortization charges. Since cost of sales and operating expenses exclude charges for depreciation and amortization, the description of those line items should read somewhat as follows: "Cost of goods sold (exclusive of items shown separately below)" or "Cost of goods sold (exclusive of depreciation shown separately below)." Refer to SAB Topic 11.B. Please revise future filings to comply. In addition, please tell us whether or not you have included all other costs of your sales in costs of sales, such as stock-based compensation expense.

Consolidated Statements of Stockholders' Equity, page 37

5.   In future filings, please disclose all individually material changes in the components of equity, including the number of securities. We note that your presentation in the statements of shareholders' equity excludes share changes. See Item 3-04 of Regulation S-X and paragraph 10 of APB 12.

Note 2. Business Combinations, page 44

6.   We note that you accrued certain merger-related expenses under EITF 95-3. Please note that if the activities of the acquired company that are discontinued are significant to the combined company's revenues or operating results or if the costs recognized are material to the combined company, then you should provide all of the disclosures required by EITF 95-3 in the notes to your financial statements. Please revise future filings as necessary to comply.

Note 15. Segment Information, page 61

7.   We note your disclosure that four operating divisions, Compressors, Blower,
        Liquid Ring Pump and Thomas Products Divisions, are aggregated into one
        reportable segment. Please tell us why you believe that the aggregation is
        consistent with the objective and basic principles of paragraph 17 of SFAS 131,
        how you assessed whether the segments have similar economic characteristics and
        discuss your consideration of each of the other criteria specified in paragraph 17.
        Your response should include the specific historical and prospective
        quantitative/qualitative measures you reviewed in determining that the segments
        have similar economic characteristics.

Note 17. Quarterly Financial Information (Unaudited), page 69

8.   We note that you present "gross margin" in your table of quarterly financial
        information. This amount is defined in footnote (1) to the table as revenues less
        cost of sales. We note from page 35 that your statements of operations show cost
        of sales exclusive of depreciation and amortization and that you properly do not
        reflect a line item for gross profit consistent with SAB Topic 11.B in your
        statements of operations. Under SAB Topic 11.B, you should not reflect an
        amount for gross profit unless that item includes all costs of your revenues. In
        addition, under Item 10(e)(1)(ii)(C) of Regulation S-K, you should not present
        non-GAAP financial measures on the face of your financial statements or in the
        accompanying notes. Please revise future filings to comply.

Item 9A. Controls and Procedures, page 70

Disclosure Controls and Procedures, page 70

9.   We note your disclosure that management has concluded that your disclosure
        controls and procedures are effective "in ensuring that material information
        relating to the Company, including its consolidated subsidiaries, is made known
        to them by others within those entities as appropriate to allow timely decisions
        regarding required disclosure, particularly during the period in which this annual
        report was being prepared." The language that is currently included after the
        word "effective" in your disclosure appears to be superfluous, since the meaning
        of "disclosure controls and procedures" is established by Rule 13a-15(e) of the
        Exchange Act. However, if you do not wish to eliminate this language, please
        revise future filings, including Forms 10-Q, so that the language that appears after

the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant